Filed Pursuant To Rule 433

Registration No. 333-180974

June 24, 2013

SPDR® Gold Shares (GLD)

Contents

The Strategic Case for Gold Gold Market Fundamentals Why SPDR® Gold Shares (GLD) Important Disclosure

The Strategic Case for Gold

The Case for a Strategic Allocation to Gold

Portfolio Risk Management

– Portfolio diversification

• Lack of correlation to most other asset classes

– Deep and liquid market

– No credit or counterparty risk

– Gold can be a hedge against economic or political turbulence

Higher Risk-Adjusted Returns in a Portfolio

– In the long-run, portfolios with modest allocations to gold tend to outperform those without

– From a tactical/short-term perspective, gold allocations can be adjusted higher to reflect particular macroeconomic views

Past performance is not a guarantee of future results.

Diversification does not ensure a profit or guarantee against loss.

Gold has Low Long-Term Correlations Relative to Most Asset Classes

10-Year correlation of monthly returns between gold (US$/oz) and selected asset classes (US$)*

S&P 500 0.02 Barclays US High Yield—Corporate 0.06 Barclays US Aggregate Credit 0.08 Barclays US Aggregate Government—Treasury 0.08 Barclays US Treasury—Bills (1-3 M) 0.11 MSCI EAFE 0.16 S&P GSCI 0.20 MSCI EMF (Emerging Markets ) 0.22 Barclays Emerging Markets USD Sovereign 0.23

Barclays Global Treasury ex US 0.33

-0.50 -0.35 -0.20 -0.05 0.10 0.25 0.40 0.55 0.70 0.85 1.00

Source: FactSet, SSgA, as of 5/31/13

Past performance is not a guarantee of future results.

An Allocation to Gold over the Past 10 Years has Resulted in Higher Risk-Adjusted Returns 10-year performance of a portfolio with and without an allocation to gold 12 10.75 9.92 10 8.59 8 7.27 6 4 2 0.52 0.70 0 Annualized Return (%) Standard Deviation (%) Sharpe Ratio Blended portfolio* Blended portfolio, with gold** Source: Zephyr StyleADVISOR, as of 5/31/13 *S&P 500 50% MSCI EAFE 20% Barclays US Aggregate 30% **S&P 500 45% MSCI EAFE 15% Barclays US Aggregate 25% Gold London PM Fix 15% Past performance is not a guarantee of future results. Diversification does not ensure a profit or guarantee against loss. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

Gold Market Fundamentals

Drivers of Gold Demand Growth Importance of Asian markets – China and India represent more than half of total gold demand (49%)* – Their unmatched cultural affinity to gold coupled with economic development, will continue to support demand Investment demand – The current global economic environment is conducive for gold investment: low to negative real rates, potential future global inflation, heightened uncertainty and the growth of developing economies Central banks – Central banks have become strong net buyers lead by emerging markets; this trend is likely to continue Gold is becoming a foundation asset in portfolio construction – Diversification and risk management are key in portfolio construction – Capital preservation adds a positive layer to gold as a strategic asset

*	Source: Thompson Reuters GFMS

Gold Supply and Demand, 2012

*Includes bars, coins, ETFs, OTC purchases and gold stock movements Source: Thompson Reuters GFMS.

More than 50% of Global Gold Demand is coming from Asia

Note: Based on 2012 figures. It includes jewelry, technology, bars, coins and ETF demand. It excludes over-the-counter transactions and central bank purchases. Source: Thomson Reuters GFMS.

Central Banks have Become Net Buyers of Gold

What is now a source of demand…

Tonnes

…used to be a source of supply

Source: Thompson Reuters GFMS

Gold Mine Production has Only Marginally Increased over the Past 5 years

Note: Gold mine production is net producer hedging. Sources: Thompson Reuters GFMS

Why SPDR® Gold Shares (GLD)

What are SPDR® Gold Shares (GLD)?

Launched in 2004, GLD was the first US ETF backed by physical gold, offering all investors a relatively cost efficient and secure way to access the gold market.

– GLD is designed to track the price of gold (not an index, not futures), net of Trust expenses

– Each GLD share represents a fractional undivided interest in the Trust

– The gold held in the Trust is the property of the Trust; it is never traded, leased or loaned

– The Trust’s assets consist of 100% allocated gold in the form of London Good Delivery Bars.

– London Good Delivery Bars must be in compliance with the standards set forth by the London Bullion Market Association with respect to size, weight and fineness

– GLD shares are listed on the NYSE Arca, and cross-listed in Mexico, Hong Kong, Singapore and Japan

– GLD shares are available to be bought and sold throughout the trading day, like any other stock

SPDR® Gold Shares — The Global Leader in Gold ETFs

Market Leadership

– First US-listed commodity ETF, reaching more than $1b in the first 3 trading days

– With more than 32m ounces in the Trust, GLD has 82% US market share and 48% global market share among bullion-backed ETFs

Leader in Liquidity

– $1.7b average daily dollar volume traded; 19 times larger than the closest competitor in May 2012

– Bid/ask spread is 0.75 bps of share price, making GLD less expensive to trade than its closest competitor (7.43 bps)

Lower total costs

– Because of GLD’s higher shares price and liquidity advantage, which means tighter bid/ask spreads, it is less expensive to own GLD than IAU

Source: Bloomberg, SSgA. As of May 31, 2013

Global Leader in Gold Holdings

Ounces in Global Market Ounces in US Market

ETF ETF

Trust share Trust share

SPDR Gold Trust (GLD) 32,573,918 48.3% SPDR Gold Shares (GLD) 32,573,918 82.1%

ZKB Gold ETF 6,779,058 10.0 IAU 6,019,334 15.2 IAU 6,019,334 8.9 ETFS Physical Swiss Gold Shares 1,059,776 2.7% ETFS Physical Gold 4,111,011 6.1 GBS 4,045,205 6.0 Julius Baer Physical Gold 2,830,100 4.2 Source Gold ETC 1,971,133 2.9 XETRA-Gold 1,686,660 2.5 NewGold 1,496,033 2.2 db Gold ETC 1,474,879 2.2 CS II Gold ETF 1,436,948 2.1 UBS Index Solutions- Gold ETF 1,141,893 1.7

ETFS Physical Swiss Gold Shares 1,059,776 1.6

GBS 364,120 0.5 ETFS Physical Swiss Gold Shares 233,892 0.3 Value Gold ETF 86,257 0.1 ETFS Physical Asian Gold Shares 49,395 0.1 RBS Physical Gold 36,452 0.1 GOLDIST 30,543 0.05 BetaShares Gold Bullion ETF 28,057 0.04 Dubai Gold Securities 5,000 0.01%

Source: Bloomberg As of 5/31/3013

Leader in Trading Liquidity: GLD Traded 15 Times More than the Closest Competitor in May 2013

1-month Avg Daily Notional Trading Volume

Source: Bloomberg, As of May 31, 2013

Hypothetical Trade Cost Analysis: GLD vs. IAU, 1-Year Holding Period

Trade Amount – $10,000,000.00 GLD IAU

5/31/2013 Closing Price $133.92 $13.46 Shares Traded 74,671.45 742,942.05 Avg Bid/Ask Spread ($)* 0.01 0.01 Avg Bid/Ask Spread (%)* 0.00747% 0.07429% Avg Bid/Ask Spread (bps)* 0.75 7.43 Commission Costs/Share** 0.02 0.02 Total Transaction Costs ($)*** $2,240.14 $22,288.26 Total Transaction Costs (% of investment)*** 0.02% 0.22% Expense Ratio $ (1 year holding period) $40,000.00 $25,000.00 Expense Ratio % (1 year holding period) 0.40% 0.25%

Total Costs ($) $42,240.14 $47,288.26 Total Costs (%) 0.42% 0.47% Total Costs (bps) 42 47

*Source : Arcavision, 5 year average (5/31/2008—5/31/2013)

** Assumes $.02 commision costs per share

*** Includes bid/ask spread and commissions per share

Appendix: SPDR Gold Shares Strategic Partners Overview

The SPDR Gold Shares Trust is sponsored by The World Gold Trust Services, LLC — a wholly owned subsidiary of the World Gold Council

– The World Gold Council is the market development organization for the gold industry. Working within the investment, jewelry and technology sectors, as well as engaging in government affairs, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold

State Street Global Markets is the sales and marketing agent for the Trust

– State Street Global Advisors (SSgA), the investment management arm of State Street Corporation, is one of the world’s largest institutional fund managers1 with $2.1 trillion in assets under management.2 SSgA is focused on designing and delivering competitive investment strategies and integrated solutions to its clients worldwide, across virtually every asset class, capitalization range, investment approach, region and style. It commands a truly global presence, with 29 offices and 10 investment centers across 4 continents. Sales and marketing support is provided on a national scale with a team of regional consultants representing all approved investment products, including:

• Mutual Funds—SSgA Funds is a family of no-load mutual funds with over $26 billion in assets3

• Exchange Traded Funds – 118 domestic and 64 international exchange traded funds with approximately $353 billion in assets3

The Bank of New York Mellon is the trustee HSBC Bank NA serves is the Trust’s custodian

1Pensions & Investments, May 28, 2012

2As of March 29, 2013

3As of March 29, 2013. This AUM includes the assets of the SPDR Gold Trust (approx. $62.7 billion as of March 29, 2013), for which State Street Global Markets, LLC, an affiliate of State Street Global Advisors serves as the marketing agent.

Important Disclosure

Disclosures

FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE. IMPORTANT RISK INFORMATION

The funds presented herein have different investment objectives, costs and expenses. Each fund is managed by a different investment firm, and the performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses.

As with all investments, investing in gold entails risk. There can be no assurance that gold will maintain its long-term value in terms of purchasing power in the future or that gold will continue to exhibit low to negative correlation with other asset classes. You could loose money by investing in gold.

ETF trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

Although shares of GLD have historically been readily tradable on securities exchanges, there can be no assurance that an active trading market will be maintained.

Diversification does not ensure profit or guarantee against loss.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

This presentation is provided solely for general information and educational purposes. It is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. It does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.

This presentation does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this presentation. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

While the accuracy of any information communicated herewith has been checked, neither the World Gold Council nor any of its affiliates can guarantee such accuracy. In no event will the World Gold Council or any of its affiliates be liable for any decision made or action taken in reliance on the information in this presentation or for any consequential, special, punitive, incidental, indirect or similar damages arising from, related to or connected with this presentation even if notified of the possibility of such damages.

Expressions of opinion are those of the author and are subject to change without notice.

Disclosures (Continued)

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866- 320-4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon he sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.

The MSCI Emerging Markets Index, MSCI EAFE Index and the MSCI US are trademarks of Morgan Stanley Capital International.

S&P GSCI® is a trademark of Standard & Poor’s Financial Services, LLC. and has been licensed for use by Goldman, Sachs & Co.

All information provided herein regarding JPMorgan Index products (referred to herein as “Index” or “Indices”), including without limitation, the levels of the Indices, is provided for informational purposes only and nothing herein constitutes, or forms part of, an offer or solicitation for the purchase or sale of any financial instrument or as an official confirmation of any transaction, or a valuation or price for any product referencing the Indices. Nor should anything herein be construed as a recommendation to adopt any investment strategy or as legal, tax of accounting advice.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 866.320.4053 www.spdrgoldshares.com

IBG-9009

Exp. Date: 6/21/2014

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.